Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-183470 March 12, 2013

Many investors look to commodities (oil, gold, food, metals and other goods) to diversify beyond traditional stocks and bonds.

While a popular asset class, many investors do not understand the complexities inherent in the commodities markets, or how best to access them.

This paper provides an overview of the nuances involved in investing in commodities, and the potential benefits and disadvantages of accessing commodities through a variety of different investment vehicles.

Essentials of Investing in Commodities

Investors can access commodities in four ways:

1)	Physical commodities (the commodity itself);

2)	Stocks of commodity-related companies (for example, a gold mining company stock or oil and gas company stocks);

3)	Individual futures contracts; or

4)	Funds that utilize futures contracts to gain exposure.

Most funds gain access to commodities through futures contracts or “futures”. Futures are agreements to buy or sell, in the future, a specific quantity of a commodity at a specific price. Investors use futures to access commodities due to the challenges of storage and spoilage. (One could imagine the impracticalities of an investment manager finding space to hold on to a herd of cattle or a thousand barrels of oil.) Futures provide investors exposure to commodities, without having to physically hold the commodities themselves.

How Commodity Futures Work

Generally, investor confusion around commodities stems from a misunderstanding about how futures work.

An important component of that understanding is the components of futures prices:

Futures Prices = Spot Price + Roll Yield + Collateral Yield

Spot Price

▶	A spot price is the current price of a given commodity being traded on the spot market. It reflects the price of a direct investment in the physical commodity, which requires actual delivery and storage.

Roll Yield

▶	“Rolling” a futures contract means closing out a position in an expiring futures contract and establishing an equivalent contract on the same commodity with the next available expiration date.

▶	When an investor rolls from the expiring contract into a new, more expensive contract, roll yield is negative; when an investor rolls into a less expensive contract, roll yield is positive.

Collateral Yield

▶	Investors generally are required to satisfy certain collateral requirements to maintain a futures contract.

▶	Any yield generated by collateral is considered “collateral yield” and is also reflected in the futures price.

Spot prices, roll yields and collateral yields each contribute to the price of a futures contract, and as a result, an investment in commodities.

The Impact of Futures on Your Investments

Importantly, futures-based commodity investments can generate negative returns while the spot price is rising (or positive returns while the spot price is falling) due to the dynamics above.

Take a hypothetical example of the price of gold. Even though the price of gold may be rising, prices of new futures contracts may also be rising, creating negative roll yield and potentially causing negative returns.

Certain types of commodities futures (such as precious metals) tend to be in contango (generating negative roll yield) more often than backwardation (generating positive roll yield) due to more defined supply and storage characteristics.

On the other hand, energy-related commodities futures (including oil) tend to be in backwardation due to the volatility of supply and storage costs.

Regardless of which commodity you choose, understanding the components of futures prices can help you make sense of your returns when your investments seem to not move in line with spot prices.

Taking Action:

Choosing the Right Vehicle for You

All commodity investments that use futures are subject to the dynamics above. However, not all investment vehicles are the same when it comes to cost, investment minimums, transparency, and other attributes.

See Figure 2 for important features to consider before making a decision to invest.

Whether the physical commodity itself, or a futures-based investment, understanding the way commodities work can help you find the investment that’s right for you.

Contango is when the price of a new, longer-dated futures contract is higher than the expiring contract. This is the most common natural state of the futures markets, as higher-priced, longer-dated contracts account for the cost of storage.

Contango causes negative roll yield.

Backwardation is when the price of a new contract is less than the current contract. This can occur when there is high demand for the longer-dated contract (high demand drives the price of the contract down).

Backwardation causes positive roll yield.

The extent of the impact of contango or backwardation on an investment’s returns is determined by the severity of the difference in prices between two futures contracts when rolling into the next contract.

Figure 2 : Ways to Invest in Commodities

Access vehicle	Exposure	Potential Benefits	Challenges
Physical Commodity	Physical commodities	▶ Pure exposure ▶ Buy/sell at spot price	▶ Delivery, storage and spoilage may be problematic ▶ May be impractical to take delivery of a herd of cattle or a thousand barrels of oil
Individual Futures Contracts or Derivatives	Individual futures contracts	▶ Eliminates delivery, storage and spoilage issues ▶ Liquid access for futures contracts that are traded on an exchange	▶ Futures prices differ from spot prices ▶ Predominantly limited to institutional investors with the resources to meet investment minimums and manage derivatives contracts
Commodity Pool Operator (CPO) and Commodity Trading Advisor (CTA) Accounts	Generally futures	▶ May employ strategies that seek to beat a certain benchmark

▶  Futures prices differ from spot prices

▶  Tend to specialize in niche markets

▶  Many are categorized as trend followers, focusing on the general direction of a market or asset

▶  Typically charge higher management fees

▶  Require disclosure documents

▶  Limited liquidity

Hedge Funds	Generally futures	▶ May employ strategies that seek to beat a certain benchmark

▶  Futures prices differ from spot prices

▶  Some hedge funds may invest in swaps, which are financial contracts in which two parties agree to exchange or “swap” payments with each other as commodity prices change

▶  Generally higher management fees

▶  High minimum investment

▶  Limited transparency into holdings

▶  Limited liquidity (monthly or quarterly redemption dates); investors may also be subject to lock-up periods where the investor may not withdraw for a certain period after the initial investment

Mutual Funds	Generally stocks with exposure to commodities, or futures	▶ Generally moderate management fees ▶ Lower investment minimums than futures hedge funds

▶  If invested in stocks with exposure to commodities, then tend to have high correlations with stock indexes

•    If invested in futures, then subject to differences versus spot prices

▶  Some mutual funds may invest in swaps, which are financial contracts in which two parties agree to exchange or “swap” payments with each other as commodity prices change

▶  Monthly transparency into holdings

▶  May be traded once per day, at the end of the trading day

Exchange Traded Products (Trusts, ETNs, MLPs	Generally stocks with exposure to commodities, or futures	▶ Generally low cost ▶ Intraday liquidity and price transparency

▶  If invested in stocks with exposure to commodities, then tend to have high correlations with stock indexes

▶  Tax considerations vary by product

•     If invested in futures, then subject to differences versus spot prices

WHY iSHARES?

▶   Professional quality—iShares delivers quality products that can help you navigate today’s volatile markets

▶   Individual choice—as your partner, iShares helps you execute investment ideas with insights and support

▶   Responsible innovation—iShares is an industry leader in making investing clear, fair, and efficient for you

The iShares® S&P GSCITM Commodity-Indexed Trust (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

The iShares® S&P GSCI® Commodity-Indexed Trust (the “Trust”) and the iShares® S&P GSCI® Commodity-Indexed Investing Pool (“Investing Pool”), in which the Trust invests all its assets, are each commodity pools as defined in the Commodity Exchange Act and the applicable regulations of the CFTC. The Sponsor of the Trust is BlackRock Asset Management International Inc. (“BAMII”), a commodity pool operator (“CPO”) registered with the CFTC. BAMII is also the Manager and CPO of the Investing Pool. BlackRock Fund Advisors (“BFA”) serves as the commodity trading advisor of the Investing Pool and is registered with the CFTC. BlackRock Investments, LLC (“BRIL”), a broker-dealer and FINRA member, provides promotional support to the Trust. BFA is a subsidiary of BlackRock Institutional Trust Company, N.A. (“BTC”), a national banking association and the Trustee. BAMII, BRIL and BTC are affiliates of BlackRock, Inc. (together with its affiliates, “BlackRock”). Neither the Trust nor the Investing Pool is an investment company registered under the Investment Company Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds.

Investments in shares of the Trust are speculative and involve a high degree of risk. You could lose all or a substantial portion of your investment in the shares of the Trust. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus. The value of the shares of the Trust, which seeks to track the S&P GSCI™ Total Return Index (“Index”), depends on the value of CERFs held by the Investing Pool, which are futures contracts on the S&P GSCI™ Excess Return Index (“S&P GSCI-ER”), and will fluctuate based on the prices of commodity futures contracts reflected in the S&P GSCI-ER. Commodities markets have historically been extremely volatile. Shares may outperform or underperform the Index.

The price you receive upon the sale of your shares may be less than their NAV.

The NAV will fluctuate with changes in the market value of the Investing Pool’s assets, and market supply and demand. Brokerage commissions and fees will reduce returns.

Although shares of the Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in one or more blocks of 50,000 units called Baskets. Only institutions that become Authorized Participants may purchase or redeem Baskets.

Shares of the Trust may not provide the anticipated benefits of diversification from other asset classes. The lack of an active trading market for the shares may result in losses on your investment at the time of disposition of your shares. Diversification may not protect against market risk.

The Trust issues shares representing fractional undivided beneficial interests in its net assets. Please note that, since the shares of the Trust are expected to reflect the price of commodities, as described more fully in the prospectus, held by the Trust, the market price of the shares will be as unpredictable as the price of those commodities have historically been.

The price received upon the sale of shares of the Trust, which trade at market price, may be more or less than the value of the commodities represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the Trust, carefully read the prospectus.

Following an investment in the Trust, several factors may have the effect of causing a decline in the prices of the commodities and a corresponding decline in the price of the shares. Among them: (i) a change in economic conditions, such as a recession, can adversely affect the price of the commodities. These commodities are used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the Trust; (ii) a significant change in the attitude of speculators and investors towards the commodities. Should the speculative community take a negative view towards the commodities, a decline in world commodities prices could occur, negatively impacting the price of the Trust; (iii) a significant increase in the commodity price hedging activity by commodities producers.

The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor’s or its affiliates. Neither Standard & Poor’s, nor its affiliates, make any representation regarding the advisability of investing in the Trust.

©2013 BlackRock. All rights reserved. iSHARES and BLACKROCK are registered trademarks of BlackRock. All other marks are the property of their respective owners. 5442_R2_v02GW_3/13

Not FDIC Insured • No Bank Guarantee • May Lose Value